1238 – 200 Granville Street, Vancouver, BC V6C 1S4
Tel: 604-684-9007, Fax: 604-408-4799

TSX: EMC
NYSE Arca: EMU	www. energymetalscorp.com

MANAGEMENT DISCUSSION
AND ANALYSIS
Second Quarter, December 31, vvbb2006

The following discussion of the operating results, corporate activities and financial condition of Energy Metals Corporation (hereinafter referred to as Energy Metals or the Company) and its subsidiaries is for the three months ending December 31, 2006. This information also reviews certain trends and factors that are expected to have an impact in the upcoming year, 2007. This information is presented as of February 14, 2007. The discussion below should be read in conjunction with the unaudited consolidated financial statements of EMC for the three months ending December 31, 2006 and the notes thereto (referred to herein as the “consolidated financial statements”).

The 2006 annual information form is available on the website of SEDAR at www.sedar.com

Energy Metals’ consolidated financial statements and the financial data set out below have been prepared in accordance with Canadian generally accepted accounting principles. All amounts in this report are in Canadian dollars, except where otherwise indicated.

This Management and Discussion Analysis contains statements that are not historical facts and are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more information on these factors, please, read the section titled “Information Regarding Forward-Looking Statements” at the end of this report.

1.1	Date of Report:	February 14, 2007

1.2	Nature of Business and Overall Performance

Energy Metals is a Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals has extensive advanced-stage uranium property holdings in Wyoming, Texas and New Mexico that are amenable to the ISR (in-situ recovery) uranium mining method. Energy Metals is also actively advancing other uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona. Energy Metals principal assets and its land holdings are listed in the two tables below.

MANAGEMENT DISCUSSION AND ANALYSIS	1

ENERGY METALS CORPORATION

SIGNIFICANT URANIUM PROPERTIES
Property	Location	Prior Operator	Classification	Grade %	Resource Tonnage	mm lbs
La Palangana	South Texas Uranium Belt	Chevron Resources	NI 43-101 Inferred Resource	0.15	1,906,000	5.7
Aurora	South East Oregon	Placer Amex	NI 43-101 Indicated Resource	0.051	17,690,000	18.3
Moore Ranch	Powder River Basin – WY	Conoco	NI 43-101 Measured Resource	0.10	2,950,000	5.9
Moore Ranch	Powder River Basin – WY	Conoco	NI 43-101 Inferred Resource	0.102	43,600	0.09
Peterson	Powder River Basin – WY	Cogema	NI 43-101 Indicated Resource	0.091	1,005,000	1.8
Red Rim	Sweetwater County, WY	Union Carbide	NI 43-101 Indicated Resource	0.17	336,000	1.1
Red Rim	Sweetwater County, WY	Union Carbide	NI 43-101 Inferred Resource	0.16	472,900	1.5
Jab	Great Divide Basin – WY	Wold Resources	NI 43-101 Measured Resource*	0.071	2,817,000	3.5
Hosta Butte	McKinley County – NM –	NZ Uranium LLC	NI 43-101 Indicated Resource	0.112	5,279,000	11.8
Crownpoint	McKinley County – NM	Conoco	NI 43-101 Indicated Resource	0.099	7,933,000	15.7
Nose Rock	NM	Union Carbide	Historic Resouce	0.143	2,797,000	9.0
Antelope	Great Divide Basin – WY	Newpark Resources	Historic Resource*	0.07	10,714,000	15.0
DW Block	Great Divide Basin – WY	Conoco - Texas Gulf	Historic Resource*	0.07	8,571,000	12.0
AC Block	Great Divide Basin – WY	OPI Western	Historic Resource*	0.04	11,250,000	9.0
Twin Buttes	Great Divide Basin – WY	Kerr McGee	Historic Resource*	0.12	2,083,000	5.0
RM Block	Great Divide Basin – WY	Rocky Mountain Energy	Historic Resource*	0.04	5,000,000	4.0
Nine Mile	Natrona County – WY	Rocky Mountain Energy	Historic Resource*	0.05	8,181,000	9.0
Allemand- Ross**	Powder River Basin-WY	High Plains Uranium	Historic Resource*	0.16	361,300	1.2
Allemand- Ross**	Powder River Basin-WY	High Plains Uranium	Historic Resource	0.32	214,000	1.3
Allemand- Ross**	Powder River Basin-WY	High Plains Uranium	Historic Resource	0.19	1,400,000	5.3
Coyote Basin	Colorado	Western Mining	Historic Resource	0.2	8,850,000	35.4
Maybell	Colorado	Union Carbide	Historic Resource	0.02	10,000,000	40.0
Wate	AZ	Rocky Mountain Energy	Historic Resource	0.07	1,428,000	2.0
Frank M	Shootaring Canyon – UT	Plateau Resources	Historic Resource*	0.12	1,458,000	3.5
San Rafael	Green River – UT	Conoco - Union Carbide	Historic Resource*	0.16	625,000	2.0
Velvet	Lisbon Valley – UT	Union Carbide	Historic Resource*	0.43	231,000	2.0

*	Tonnages for the Historic Resources are calculated
**	Subsequent to December 31, 2006

It should be noted that, except where indicated, the historic resources reported are based on third party reports, and such estimates, although relevant, should not be relied upon or considered a defined resource according to NI 43-101 standards. Copies of the Company’s technical reports can be found on the Company’s website (www.energymetalscorp.com) and SEDAR site (www.sedar.com).

MANAGEMENT DISCUSSION AND ANALYSIS	2

EMC LAND HOLDINGS – ACRES AS OF DECEMBER 31, 2006
STATE	CLAIMS ACRES	LEASES ACRES	FEE ACRES	TOTAL ACRES
Arizona	6,620	1,900	0	8,520
Colorado	22,860	2,715	0	25,575
New Mexico	0	25,893	0	25,893
Nevada	2,440	0	2,900	5,340
Oregon	1,040	0	0	1,040
South Dakota	0	2,300	0	2,300
Texas	0	6,208	0	6,208
Utah	8,000	11,040	0	19,040
Wyoming	67,420	85,561	0	152,981
Ontario	3,159	0	0	3,159
Total	111,539	135,617	2,900	250,056

Energy Metals is continuing with its 4-prong strategy to 1)fast track uranium production in Texas and Wyoming, 2)continue to grow its US uranium resource base, 3)develop its technical and management expertise and 4)maximize the value of non-core assets.

In summary, since October 1, 2006 the Company:

1)	completed the business combination with High Plains Uranium (as of January 19, 2007);

2)

continued definition and delineation drilling to facilitate ISR wellfield design on the existing 43-101 compliant resource at La Palangana in south Texas and expansion drilling within the 6900-acre property;

3)	continued refurbishing and remodeling activities at the Hobson ISR Uranium Processing Facility in south Texas;

4)	completed various baseline studies to support a La Palangana mine permit application;

5)	continued confirmation drilling at the Nine Mile, Moore Ranch and Peterson projects in Wyoming;

6)	appointed a number of key individuals to the Company’s management, Board of Directors, and Technical Advisory Board;

7)	became listed on the NYSE Arca stock exchange on November 29, 2006; and

8)	the Company’s wholly-owned subsidiary, Golden Predator, completed the purchase of General Electric’s Springer Mine.

Uranium Market Update

The uranium market continues to be strong as the spot price made further advances in the last calendar quarter of 2006. The spot price has increased from US$55/lb by almost 30% reaching US$72/lb as of this writing. The long-term economic fundamentals remained strong with China, US, India and other countries firmly on track with their new nuclear plant construction plans. The total number of plants under construction, planned and proposed currently stands at 250, which constitutes an increase of 56% over the existing fleet of nuclear reactors (442 currently operating plants).

The growing fleet of nuclear reactors is expected to increase the demand for uranium dramatically for both initial core and reload requirements.

On the supply side, the industry has overall witnessed shortfalls exacerbated by the incident at Cameco’s Cigar Lake property. Half of the ten largest uranium mines suffered shortfalls compared to the same quarter last year. In addition, Russia reconfirmed its decision not to continue with the Highly Enriched Uranium (HEU) agreement, which will put further strain on the near-term uranium supply.

MANAGEMENT DISCUSSION AND ANALYSIS	3

Due to increased near-term pressure on uranium demand/supply and continuing strong industry fundamentals, industry analysts forecast a further rise in the uranium price in 2007.

Although a large number of junior uranium companies entered the market due to the rapidly rising uranium price, the Company management does not believe that this will inevitably lead to larger production in the next five years as most of the junior uranium exploration companies are at a very early development stage. These companies will require considerable financial and technical resources as well as time to bring their projects into production.

One of the significant hurdles for conventional (open pit and underground) uranium projects will be the permitting process. We believe that ISL properties that do not require major excavation, earth moving, crushing and other similar operations can have a shorter permitting and construction timeline. Energy Metals is focusing on bringing its ISL amenable projects into production in the near term.

1.	Mergers and Acquisitions and Other Transactions

High Plains Uranium

The Company continued with its acquisition campaign in the last quarter, completing the business combination with High Plains Uranium (TSX: HPU) on January 19, 2007.

Energy Metals has completed the acquisition of all of the issued and outstanding shares of High Plains by way of an arrangement agreement under the laws of British Columbia and New Brunswick. Pursuant to the arrangement agreement, Energy Metals has acquired all of the issued and outstanding common shares of High Plains, on the basis of 0.1613 common shares of Energy Metals for each common share of High Plains. In addition Energy Metals will exchange all of the outstanding employee stock options and warrants of High Plains for employee stock options and warrants of Energy Metals, with appropriate adjustments to the number of shares issuable on exercise and the exercise price.

With the successful acquisition of High Plains Uranium, Energy Metals has increased its already substantial Wyoming property position from over 140,000 acres to over 180,000 acres. The Texas acreage will increase Energy Metals' existing position to over 14,000 acres. The High Plains project portfolio includes property positions covering known areas of uranium mineralization in all four of the principal uranium basins in Wyoming, including 2 properties in the Gas Hills, 5 properties in the Great Divide Basin, 1 property in the Shirley Basin, as well as 6 properties in the only currently producing basin in the state, the Powder River Basin. The combined entity will have consolidated the Company’s property holdings in the Southern Powder River Basin while significantly adding to its dominant position within the Northern Powder River Basin of Wyoming.

Several projects with known uranium mineralization will be added from HPU's Texas portfolio of projects including the Sejita, Cadena, Seagar-Salvo, and Swinney Switch properties. All of these properties lie within approximately 100 miles of Energy Metals' licensed Hobson ISR Uranium Processing Facility which is currently undergoing rehabilitation and modernization.

The Allemand-Ross project hosts a series of roll-front type uranium deposits amenable to In-Situ Recovery (ISR) technology, with in-place historic resources of 1.39 million pounds indicated plus 6.58 million pounds inferred, with average grades ranging from 0.16% to 0.32%

U3O8 (HPU news release, July 20, 2006).

The Company will be seeking to integrate a significant portion of the accomplished High Plains staff into their existing industry-leading, technically experienced staff led by Dr. Dennis Stover, Chief Operating Officer of Energy Metals.

2.	Moving Towards Production

Energy Metals’ Central Isl Production Model

Energy Metals plans to utilize a hub-and-spokes or centralized processing plant/satellite mines model for its In-Situ Recovery (ISR) operations in Texas and Wyoming. One centralized uranium processing plant, such as the Hobson processing plant, will serve as a central plant to process the uranium extracted at La Palangana and other ISR

MANAGEMENT DISCUSSION AND ANALYSIS	4

deposits within a 300-mile radius of the Hobson plant. The transportation costs within this distance remain economical. La Palangana deposit is located around 100 miles from the Hobson plant.

This method will greatly reduce the initial capital outlays required for multiple plants as well as potentially shorten time required for multiple plant permits. Below is the schematic of the Company’s central production model

TEXAS:

La Palangana: Drilling began on the La Palangana in-situ recovery (ISR) project near Benavides, Texas, on July 11, 2006 and has been continuing with four rigs. Two additional rigs are scheduled to begin drilling at La Palangana in February, increasing the project rig count to six.

Energy Metals’ current objectives at La Palangana are: (1) Delineation drilling of the expanding Wellfield I and installation of monitor wells; (2) Confirmation drilling of historic inferred resources; (3) Wide-spaced drilling of unexplored portions of the 6900-acre La Palangana property; and (4) Coring, hydrologic testing and baseline water quality sampling for development of Wellfield I design and permitting. La Palangana contains a 43-101 compliant inferred resource of 5.7 million pounds eU3O8 (Standard Uranium Inc. news release, January 26, 2006)

Wellfield I
Geologic interpretation and roll front mapping of the Wellfield I area is in progress as delineation drilling continues to expand the trend. The Wellfield I area was developed by drilling in 2006 that initially offset two isolated mineralized areas in the southwest part of the property partially explored by Union Carbide Corp. in the 1970’s. Since the initial offsets, the trend has been expanded to more than 3,000 feet in length. This mineralization is in addition to the 5.7 -million-pound inferred resource announced by Standard Uranium.

Coring is continuing to check disequilibrium conditions, provide lithologic and stratigraphic unit continuity data and material for sieve analysis. Most of the uranium at La Palangana is out of equilibrium in favor of chemical assays over downhole gamma interpretations. This necessitates close monitoring to assure orebody limits are properly defined. Sieve analysis of initial coring is complete and these data are being used to design a gravel-pack sand medium and screen slot size for production and monitor well completions. A pumping test was completed using baseline water quality wells and initial results confirm the expected high permeability values for the deposit. Final assay data and technical reports on these subjects are expected in the next quarter.

Monitor well installation in wellfield I is scheduled to begin in February. Production startup remains on target for the first quarter of 2008.

Confirmation Drilling
Geologic review, mapping and drilling of areas to the west and northwest of the former Union Carbide wellfield is in progress to confirm 5.7 million pounds of historic uranium resources and prepare for future wellfield development.

MANAGEMENT DISCUSSION AND ANALYSIS	5

Much of this area was previously drilled on 100-foot centers, and current drilling is designed to further define orebody limits and confirm grade and thickness.

Wide-Spaced Drilling
A 1,600-foot grid drilling program is testing deeper zones on the west, northwest and southeast flanks of the La Palangana Dome. The target sand in these areas is stratigraphically deeper than the mineralized sands on top of the dome, but stratigraphically equivalent to the mineralized sand currently being developed in Wellfield 1. Drilling in the southeast has confirmed the general trend and continuity of the deeper mineralization being developed in Wellfield I. In the northwestern part of the property, a reduction/oxidation boundary has been isolated and will be followed up with closer-spaced drilling.

2006 Drilling
Since the last La Palangana drilling report dated October 27, 2006 that summarized drilling through September 30, 2006, the Company has completed 248 holes: 54 were classified as ore (GT=>0.50), 38 as strong (GT=>0.30) and the remainder were weakly mineralized or barren (GT<0.30) . Much of this drilling was dedicated to the wide-spaced program or orebody-edge control. The average GT of 263 ore intercepts (GT=>0.50) recorded in the 248 holes was 1.048 with 26 exhibiting a GT greater than 1.0. Average thickness was 8.7 feet. The highest GT of 2.600 was associated with an intercept of 8.0 feet grading 0.325% eU3O8 (commonly written as 8.0’/0.325% eU3O8). Some of the additional better intercepts recorded included: 13’/0.127% eU3O8, 11.5’/0.220%eU3O8, 11’/0.121%, and 17.5/0.033% .

Definition of GT: GT is an abbreviation for eU3O8 grade multiplied by gamma anomaly thickness as determined from downhole radiometric probing. It is a commonly used measure of mineralization in the uranium industry. Coupled with a minimum grade cutoff, commonly 0.02% eU3O8, and minimum GT for various categories of mineralization, it clearly defines a company’s position as to what constitutes ore-bearing material for a particular property. It can also be applied to chemical assay data.

Hobson ISR Uranium Processing Facility:
Energy Metals has reached key milestones in its efforts to renovate its Hobson Uranium Processing facility near Hobson, Texas. This fully licensed uranium facility was constructed by Everest Exploration Incorporated (EEI) in 1978 and operated from 1979 until 1991 having produced more than 3 million pounds of yellowcake.

On May 1, 2006, South Texas Mining Venture, STMV, (a joint venture between Energy Metals (99%) and EEI (1%)) initiated restoration activities at the site which are continuing. Dedicated salaried and hourly on-site employees have been continuing to pursue these efforts diligently. Removal of obsolete piping, pumps, electrical and instrumentation equipment is essentially complete. Office and maintenance quarters have been remodeled, updated, and returned to service.

On November 1, 2006, Energy Metals entered into an agreement with Lyntek, Inc. of Denver, Colorado whereby Lyntek under direction from Dr. Dennis E. Stover, COO of Energy Metals, is providing engineering support for the final design of the expanded and modernized processing facility at the Hobson site. Lyntek is a global mineral processing consultant and construction firm with extensive international experience including design of modern ISR facilities. The newly renovated Hobson plant will have an annual capacity of 1,000,000 pounds of yellowcake, significantly greater than its original design capacity of 500,000 pounds per annum.

Piping and instrument drawings (P&ID’s) are 95 percent complete, requests for quotations (RFQ’s) have been issued for equipment such as the rotary vacuum product dryer, yellow cake thickener, and filter press. Orders for these items are expected to be placed during February to ensure timely deliveries. In addition, designs for supplemental office facilities, reinforced concrete foundations, and related structures are being created.

Permission has been obtained from the Texas Commission of Environmental Quality (TCEQ) in October 2006 to work over, evaluate and recommission the deep disposal well. This work-over and testing program began on November 14, 2006 and is essentially complete. Following completion of a required “pressure fall off” test, a status report will be submitted to the TCEQ along with a request to resume operation of the well. Approval is expected during 1Q, 2007.

The Hobson facility is fully licensed to produce and process natural uranium concentrates by the Radiation Control Program of the Texas Department of State Health Services as authorized under an agreement with the US Nuclear

MANAGEMENT DISCUSSION AND ANALYSIS	6

Regulatory Commission whereby the Texas State government is responsible for all regulation of radiation within the state except for on-site activities of nuclear power plants and federal facilities. Texas participates in the Conference of Radiation Control Program Directors activities, which include developing model rules for the United States. This Radioactive Materials Handling license was initially issued in 1979. Periodic renewal of the license is required, and at present, the renewal frequency is five years. On December 22, 2006, EEI, as the licensee and on behalf of the STMV, submitted a comprehensive application to the DSHS for an administrative renewal of this license, RML L03626. The contents of this application conform to all current federal and state requirements and include updated operating plans. Newly completed environmental, social-economic, hydrologic, and radiological risk assessments are integral components of this application. No significant impacts of any type from planned operations were identified.

Remodeling and renovation of the office, laboratory, and control room building has been completed with updated telecommunication systems and HVAC systems now in place. Removal and disposal of obsolete process equipment, instrumentation, electrical systems, and piping continues with more than 80% of such equipment removed. Contracts for disposal of all such equipment and materials have been executed.

Cleaning of the major dirt and debris from the slab at the disposal area is complete. The sump has been inspected with no major defects found. Sealing the expansion joints and grouting the deteriorating areas of the slab can now proceed.

Capacity will be increased from 500,000 lbs to 1,000,000 lbs annually, and will utilize some of the latest technology in process control.

At this time, all development activities associated with a restart of the Hobson facility are on schedule and within budget for resumption of operations in the first quarter of 2008.

Various baseline studies are in progress. Initial vegetation sampling and analyses are complete as is a field study associated with social-economic studies. Fabrication of specialized well completion equipment for the La Palangana site is in progress.

Wyoming:
Drilling commenced at the Nine Mile and Moore Ranch projects in Wyoming in August.

A)	Nine Mile

In August, confirmation drilling commenced on the Nine Mile Project in Natrona County, Wyoming, approximately nine miles north of Casper. Uranium mineralization occurs as roll fronts in three zones in the Teapot Sandstone of the Cretaceous Mesaverde Formation over a strike length of more than 3.5 miles. Principal uranium minerals are uraninite and coffinite. The Teapot at Nine Mile is a very fine to coarse quartzose to arkosic sandstone with interbedded carbonaceous mudstone.

Energy Metals drilled 45 holes in the last quarter to offset and bracket known roll fronts mapped by Rocky Mountain Energy (RME) in the upper and middle Teapot sands. The results are currently being assessed.

B)	Moore Ranch

The project is located in the Powder River Basin Uranium District, the site of significant current and past uranium production from roll front-type deposits in sandstones of the Wasatch and Ft. Union Formations. Power Resources Inc.'s currently producing Smith Ranch in-situ recovery project and RME’s past producing Bear Creek open pit mine are situated in the south end of the district and Cogema's past-producing Irigaray and Christensen Ranch projects are in the north end of this large and prolific uranium-producing area. Energy Metals' Moore Ranch project lies between these current and past producers and has a 43-101 measured resource of 5.88 million pounds of uranium (U3O8). Location of the project relative to other Energy Metals Powder River properties is shown on the Company’s website at www.energymetalscorp.com.

Drilling
The Moore Ranch Uranium Project was extensively explored from the 1970's through the mid-1980's with the principal exploratory work and drilling completed by Conoco Minerals Corp. Conoco conducted extensive drilling on

MANAGEMENT DISCUSSION AND ANALYSIS	7

the lands currently held by the Company, including the delineation of three areas of mineralization as planned open pit mines with drilling on 50 foot centers (approximately 2,500 rotary drill holes) and the completion of approximately 130 core holes. The NI 43-101 measured resource of 5.88 million pounds U3O8, from material grading 0.10%, is based on a 0.25 GT cutoff and radiometric equivalent uranium grade as measured by the geophysical logs and verified by core drilling and chemical analyses (Source: EMC NI 43-101 Technical Report, June 27, 2006).

The Company’s drilling began October 9 and is designed to confirm previous results, explore deeper zones not fully evaluated by Conoco, and conduct condemnation drilling for a planned plant site. Current confirmation drilling is on a 100-foot grid internal to the old Conoco 50-foot grid pattern so the Conoco data are being confirmed while at the same time expanding the existing drillhole database. Exploration of deeper sand units is being conducted on trend projections with drillholes spotted based on roll front cell characteristics of the gamma and lithologic log.

Through the end of October, 65 holes have been drilled; 35 intersecting ore grade material (GT=>0.50) and four classified as strongly mineralized (GT=>0.30) . The remaining holes were weakly mineralized or barren (GT<0.30) . Thicknesses of ore-grade intervals ranged from 3.0 to 28.5 feet and averaged 14.0 feet; ore grade ranged from 0.034% to 0.450% eU3O8 and averaged 0.091% . The average GT of 51 ore intercepts (GT=>0.50) recorded in the 35 ore holes was 1.08 with 23 intercepts showing a GT greater than 1.0. The highest GT of 4.19 was associated with an intercept of 15.5 feet grading 0.270% eU3O8 (commonly written as 15.5'/0.270%) . Some of the additional better intervals included: 23.5'/0.094% eU3O8, 25.5'/0.059, 13.5'/0.125%, and 11.5'/0.100% . Depth to the main mineralized intervals ranges from 150 to 250 feet; the deeper horizon is at approximately 700 feet. Drilling is continuing with two rigs.

Permitting
Permits for hydrologic test monitor wells have been received and a pump test plan submitted to the Wyoming Land Quality Division for review. Wildlife, soil, archeology and baseline radiologic studies are in progress. Site gamma surveys have been completed.

Permits for hydrologic test monitor wells have been received and a pump test plan submitted to the Wyoming Land Quality Division for review. Wildlife, soil, archeology and baseline radiologic studies are in progress. Site gamma surveys have been completed.

3.	Personnel

In order to reach our corporate goals it is essential that Energy Metals continue to develop and expand its management and technical expertise. In that regard in this quarter the Company announced several key appointments including:

A	Board Level Appointments

Mr. William M. Sheriff has accepted the position of Chairman of the Board of Energy Metals.

Mr. William B. Harris has been appointed to the Company’s Board of Directors and has been named Chairman of the Audit Committee.

Mr. James G. G. Watt has resigned as the Company’s Chairman and has been named as Chairman of EMC’s subsidiary Golden Predator Mines Inc. Mr. Watt will continue to serve on Energy Metals’ Board of Directors.

Mr. David M. Cole has resigned from Energy Metals’ Board of Directors and has been appointed to the Board of Directors of Golden Predator Mines Inc. In addition, Mr. Cole has also accepted a position on the Company’s Technical Advisory Board.

Mr. Joseph Harrington has also been appointed to the Company’s Technical Advisory Board.

MANAGEMENT DISCUSSION AND ANALYSIS	8

Board of Directors Appointments

Mr. William M. Sheriff, Director and co-founder of Energy Metals Corporation, is considered to be one of the leading prospect developers in the western United States having generated numerous exploration projects to many major mining companies including Newmont, Anglo, Uranerz, Atlas, Cordex, Homestake, FMC and others.

Mr. Sheriff began his career with Cyprus Minerals-AMOCO in 1980 working on molybdenum deposits in Montana. From 1981 to 1984 as Research Geologist for Amselco Exploration, he was responsible for prospect generation for the southwest USA. From 1985 to present, he was founder and president of Platoro West Incorporated, a minerals exploration firm specializing in project identification and acquisition throughout the western USA. Platoro West has exclusive access to proprietary databases from Union Carbide and US Smelting's worldwide exploration programs along with uranium exploration databases from UV Industries, Ranchers Exploration and Hecla Mining. From 2002 until present, Mr. Sheriff has served as the President of Pacific Intermountain Gold Corporation (PIGCO), a private corporation owned by Seabridge Gold Corporation. PIGCO holds over 30 advanced gold exploration projects throughout Nevada. Mr. Sheriff received his B.Sc. in Geology from Fort Lewis College in Durango, Colorado and conducted graduate studies at the University of Texas-El Paso in Mining Geology and Mineral Economics. Mr. Sheriff is also a director of Pan-Nevada Gold Corp (TSXV: PNV) and Eurasian Minerals Inc (TSXV:EMX).

Mr. William B. Harris, B.A., M.B.A., has been appointed as Director and Chairman of the Audit Committee. Mr. Harris is a partner in Solo Management Group, LLC, an investment and management consulting partnership. He was previously President and CEO of Hoechst Fibers Worldwide, the global acetate and polyester business of Hoechst AG. Other positions within Hoechst and its subsidiaries included Chairman of the Board [Presidente del Consejo] of Celanese Mexicana SA, a publicly-traded company in Mexico; Vice President, Finance and Executive Vice President and Director of Celanese Canada Inc., a publicly-traded company in Canada, and Vice President and Treasurer and Chairman of the Audit Committee of Hoechst Celanese Corporation.

Mr. Harris is a graduate of Harvard College [B.A. in English] and Columbia University Graduate School of Business [M.B.A. in finance]. He is a Trustee of the Williamstown [MA] Theatre Festival.

Mr. James G.G. Watt, Mr. Watt has over 20 years' experience in banking and over 25 years with junior natural resource companies. Mr. Watt was a Senior Manager with the Bank of Montreal and is a "Fellow of the Institute of Canadian Bankers" as well as an "Associate of the Institute of Bankers in Scotland". Since the early 1980's, Mr. Watt has been an officer and/or director of several public natural resource companies and has been responsible for raising several millions of dollars for various mining projects. He was a founding director of Energy Metals.

B	Management and Technical Staff Appointments

Mr. Gordon R. Peake has been promoted to Vice President of Lands for Energy Metals Corporation US and Mr. Larry McGonagle has accepted the position of General Manager for the Company’s 99%-owned South Texas Mining Venture (STMV).

Mr. Farhad Abasov joined Energy Metals as Vice President, Strategic Initiatives and Communications, in Vancouver.

Mr. Ken Milmine has accepted a position of Manager, Environmental and Regulatory Affairs in the Company’s Casper, WY, office. Ms. Joy Trim took the position of Drafting and Network Supervisor. Mr. Lonnie Hiebert became Supervisor, Field Operations in Casper, WY. Mr. Steve Kain accepted a position of Drilling and Logging Supervisor, in Casper, WY.

Mr. Gordon R. Peake has a B.Sc. in Business Management, is a Certified Professional Landman, and is a member of the American Association of Professional Landmen. He has over 38 years of experience in the minerals business with such firms as Amax, Getty Minerals, Homestake, Texasgulf and Barrick. His responsibilities have included Joint Venture negotiations, property acquisition and administration, title review and claim staking. Mr. Peake has worked in the U.S., Canada, Guyana, and Israel.

Mr. Larry McGonagle has been appointed General Manager of the Company’s 99%-owned South Texas Mining Venture in Corpus Christi, Texas, with responsibility for development and operation of the La Palangana wellfield operations and the Hobson Uranium ISR Processing Facility. Mr. McGonagle graduated from the University of

MANAGEMENT DISCUSSION AND ANALYSIS	9

Texas, with a B.A. in Chemistry and an MA in Analytical Chemistry. He began his career with the Texas Bureau of Economic Geology.

In 1977, Mr. McGonagle joined Intercontinental Energy Corporation’s Pawnee and Zamzow uranium in-situ recovery (ISR) operations and later was employed as Radiation Safety Officer at U.S. Steel’s ISR facilities in George West, Texas. In 1980, he joined Fisher, Harden and Fisher, a consulting partnership in Corpus Christi, Texas. There he managed Regulatory Compliance analyses, Environmental Permitting, feasibility studies, and ore evaluations for various ISR projects. He joined Everest Exploration Inc. in 1983 as Radiation Safety Officer and was promoted to Environmental Manager. In this capacity he was an instrumental part of the team that successfully permitted the Highland Uranium Project (HUP) in Converse County, Wyoming. After HUP was sold, Mr. McGonagle was promoted to Sr. Vice President of Everest Exploration Inc. with responsibility for the operation and reclamation of Everest’s mining operations in Texas. In 1992, he joined Power Resources, Inc. (PRI) as Business Development Manager and in 1994 was promoted to General Manager of Uranium Operations with responsibility for operation of the Highland Uranium Project. Mr. McGonagle brings thirty years of experience in regulatory affairs, radiation safety, and operation of ISR facilities to the Energy Metals’ team.

Mr. Farhad Abasov, B.A., MBA, has been involved in the energy industry for the past 10 years. Since 2003 Mr. Abasov held management positions at Atomic Energy of Canada Ltd, responsible for commercialization of AECL's technologies in Japan and China where he achieved the first commercial sales for AECL products in Japan.

Previously Mr. Abasov was a senior associate at a private equity firm with his energy-sector portfolio generating an annual compound return of 20%. Mr. Abasov has served on the board of directors of 8 companies and has raised over $50 million for various companies. He also has consulted with multinational companies in the energy industry on various international investment projects. Mr. Abasov earned his MBA (International Business and Finance) from International University of Japan, a top Japanese business school.

Mr. Ken Milmine has over 10 years of experience in environmental permitting and regulatory compliance in the mining industry. He began his career in the gold mining industry working as an environmental professional at open pit mining operations for FMC Gold Company and Hecla Mining Company, and later worked for an open pit molybdenum mining operation owned by Thompson Creek Mining Company. These projects were located in the Salmon River Wilderness of Idaho. He continued his career at the Idaho National Engineering and Environmental Laboratory as a Subject Matter Expert in the Environmental Affairs Department. Most recently, he was the Manager of Health, Safety and Environmental Affairs with Power Resources Inc. at the Smith Ranch-Highland ISR Uranium Project where he was responsible for State of Wyoming and NRC permitting and regulatory affairs, development and maintenance of environmental, health, and safety programs and procedures, and regulatory reporting. Mr. Milmine has a B.Sc. from Montana Tech in Environmental Engineering.

Ms. Joy Trim has over 30 years of drafting and IT experience. She began her career at Exxon’s Highland Uranium Operations as an Engineering Technician and continued as drafting and engineering technician for a number of uranium companies, the City of Casper Engineering Department, Union Oil, and Rio Algom Mining Corporation. Most recently she was employed by Power Resources as the Drafting and M.I.S. Coordinator. While at the Smith Ranch Facility, Ms. Trim set up and maintained the CISCO network including firewalls and content filter devices, implemented both NT and Windows 2003 Server systems, provided on-site technical assistance for hardware and software issues, designed and maintained geological and wellfield databases, and performed drafting duties using both AutoCAD and manual methods. Ms. Trim has an Associates Degree from Casper College in Petroleum Engineering Technology and is currently studying for her CISCO CCNA license.

Mr. Lonnie Hiebert has 19 years experience in the in-situ recovery of uranium, starting with Everest Minerals’ Highland Uranium Project. He was most recently employed by Power Resources Inc. (PRI) as Well Field Construction Supervisor for the Smith Ranch-Highland Uranium Operation. Mr. Hiebert has supervised drilling operations, well field construction, and large pipeline installation for thirteen in-situ recovery well fields and related satellite facilities. Mr. Hiebert was an integral part of the construction team for PRI’s Inkai Uranium Project in Kazakhstan during initial installation of the test plant and its recent expansion.

Mr. Steve Kain has over 17 years of in-situ recovery experience, initially as a satellite plant operator at Everest Minerals’ Highland Uranium Project. He was most recently employed by PRI at the Smith Ranch-Highland Uranium Project where he was responsible for on-site management of the drilling, logging, and well casing operations

MANAGEMENT DISCUSSION AND ANALYSIS	10

related to eleven drill rigs during exploration, delineation, and wellfield installation activities. His experience while with PRI includes plant operation, construction, maintenance, and geophysical logging.

C	Technical Advisory Board Appointments

Mr. David Cole was previously a director of Standard Uranium and is currently the President, CEO, and a director of Eurasian Minerals. Mr. Cole has over 19 years of industry experience, coming to Eurasian Minerals from Newmont Mining Corporation. At Newmont, he held a number of management and senior geologic positions, gaining extensive global experience as a project, mine, and generative exploration geologist in Nevada, Southeast Asia, South America, Europe, and Central Asia. Mr. Cole's success as part of Newmont's exploration team includes contributions at the world class Carlin Trend, Yanacocha, and Minihasa mines. Subsequently, he established and managed Newmont's exploration programs in Turkey while also identifying early stage acquisition targets in Eastern Europe. Mr. Cole specializes in developing new exploration ideas and opportunities, based upon solid technical expertise coupled with a keen business sense. Mr. Cole is also a successful private investor with an avid interest in the markets. He studied under Dr. Tommy Thompson at Colorado State University, earning an M.Sc. in Geology.

Mr. Joseph Harrington has been appointed to the Company’s Technical Advisory Board. Mr. Harrington graduated summa cum laude from the University of Idaho in 1996 with majors in chemistry and microbiology. He completed his Master's degree at the University of Idaho in 1998 in Metallurgical Engineering. He has published more than ten scholarly articles and eight patents issued in the United States, Canada and throughout the world.

Mr. Harrington is the inventor of patented processes for the restoration of groundwater contaminated by soluble metals liberated during mining, milling or other processing activities. He is a pioneer in the field of anaerobic treatment and stabilization of metals. Unique contributions of Mr. Harrington include in-situ encapsulation technologies whereby soluble toxic metals are encapsulated by more benign minerals within the groundwater aquifer or within other sources of contamination such as an open pit lake, tailings impoundment, heap leach pad or waste storage area. Other technologies developed by Mr. Harrington include gas-flooding and gas-tracer technologies for the reduction and prevention of acid rock drainage from underground mines and waste rock storage areas.

Projects where Mr. Harrington's technologies have been implemented have won numerous awards. A partial listing of these projects includes the Kennecott post-uranium-mining open pit lake in the Great Basin of Wyoming, where Mr. Harrington implemented treatment technologies that achieved compliance with soluble metals reclamation standards. The State of Wyoming presented Kennecott with an award for outstanding excellence in reclamation due, in part, to technology implemented by Mr. Harrington. Another open pit lake containing strongly acidic heavy-metal polluted waters at the abandoned Gilt Edge Mine Superfund Site was treated by Mr. Harrington, and this project received the American Academy of Environmental Engineering Excellence in Environmental Engineering honor award. Awards for these technologies have been presented to Mr. Harrington's mining clients in Idaho, Washington, Oregon, Montana, South Dakota, Colorado, California and Nevada.

4.	NYSE Arca Listing, November 29, 2006

Energy Metals began trading on the NYSE Arca on November 29, 2006 under the symbol “EMU”. The Company will continue to be listed and traded dually on the Toronto Stock Exchange under the symbol “EMC”. The NYSE Group provides investors and traders a choice in the trading of listed stocks and a broader offering of functionality and flexibility than any other market. Increased liquidity, price discovery, speed, efficiency and tight spreads highlight the exchange’s services. NYSE Arca is a choice that combines the best traits of current market structures with revolutionary technology. The result is a faster, more transparent, more consistent market. NYSE Arca also provides a fully automated, totally transparent opening auction and closing auction for all stocks. The NYSE Arca offers trading hours from 4am EST through 8pm EST offering an opportunity for foreign investors to trade conveniently in listed equities.

The NYSE Arca listing has opened a new chapter in the Company’s continuing efforts to enhance its market liquidity and have exposure to international investment community. Listing on NYSE Arca has increased the liquidity of the Company’s share trading by 25% on a daily basis. Last quarter starting November 29, 2006, the total daily average trading volume on both TSX and NYSE Arca reached 550,000 shares. The Company stock is now

MANAGEMENT DISCUSSION AND ANALYSIS	11

available not only to Canadian and US investors, but also to a broad range of international investors who are very active in NYSE trading.

5.	Golden Predator Mines Inc.

In order to maximize the value from its gold resources, Energy Metals has established a wholly-owned subsidiary, Golden Predator Mines Inc. Golden Predator has completed the acquisition of Springer Mining Company from General Electric Company. Total consideration consisted of US$4.5 million as well as the assumption of certain reclamation obligations in the amount of US$981,411. The reclamation obligations are secured by way of escrowed funds that will be released periodically upon completion of various stages of reclamation work. The Springer Mining Company owns approximately 2900 acres of fee simple land including the Springer tungsten mine and mill complex located in Pershing County, Nevada. Various historical resource reports for the Springer mine are reported below:

G. Rice, Utah International, 1977	3,764,600 tons @ .42% WO3
C. Seel, General Electric, 1978	3,582,500 tons @ .45% WO3

The mill is a 1000 tpd gravity flotation mill with tungsten, molybdenum, and sulfide circuits. Although the mill was last operated in 1979, it is in excellent condition as it was only run for 3 months then placed on care and maintenance.

All resources quoted herein are based on data and reports obtained and prepared by previous operators. The Company has not completed the work necessary to verify independently the classification of the mineral resource estimates and is not treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person. The historical resources should not be relied upon. The Springer Property will require considerable further evaluation that the Golden Predator management and consultants intend to carry out in due course.

1.3	Results of Operations for the three months ended December 31, 2006

During the three months ended December 31, 2006 (“Second Quarter”), the Company incurred a loss of $966,969 or $0.01 per share as compared to $1,209,662 or $0.04per share in the previous year. The decrease in loss is mainly attributed to gain on sale of marketable securities of $3,910,023 (2005 - $NIL) and offset by stock-based compensation of $2,519,736 (2005 - $763,750).

Interest income for Second Quarter amounted to $724,242 (2005 - $145,056) from funds invested into money market portfolios.

Cash increased by $5,521,195 (2005 – $12,756,125) in the Second Quarter. Operating activities in the Second Quarter used cash of $946,583 (2005 - $979,019). In the Second Quarter, cash inflows from investing activities amounted to $1,573,190 (2005 – outflow of $1,103,031). The inflow is mainly due to proceeds on sale of marketable securities of $14,496,917 (2005 – NIL). Financing activities such as stock options/warrants exercises, raised $5,521,195 (2005 - $13,081,875).

1.4	Selected annual information

Fiscal Year ended June 30	2006	2005	2004
Net Sales	Nil	Nil	Nil
Net Loss	$5,531,969	$1,965,311	$211,232
Basic and diluted net loss per share	$0.16	$0.13	$0.03
Total Assets	$120,624,590	$23,801,036	$413,912
Total Long-term liabilities	$6,934,266	Nil	Nil
Cash dividends per common share	N/A	N/A	N/A

The Company’s recorded net loss for each of the three years has fluctuated, with an increase in the most recently completed fiscal year. This change is directly correlated with the significant increase in business activities undertaken by the Company during the most recently completed fiscal year.

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1.5	Summary of Quarterly Results

	2007		2006				2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net Sales	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	$ 966,969	$ 2,416,974	$ 2,745,532	$ 1,267,365	$ 1,209,662	$ 309,410	$ 719,754	$ 429,954
Basic and diluted
Net Loss per share	$ 0.01	$ 0.04	$ 0.07	$ 0.04	$ 0.04	$ 0.01	$ 0.03	$ 0.02

1.6	Liquidity and Capital Resources

At December 31, 2006, the Company had working capital of $71,471,930 and cash and cash equivalent of $41,486,400 as compared to working capital of $79,654,710 and cash and cash equivalent of $25,947,294 at June 30, 2006. Further, at December 31, 2006, the Company held short-term investments with a book value of $30,907,286 and a market value of $37,275,157.

During the Second Quarter, the Company received cash of $5,521,195 (2005 - $13,081,875) for stock options and warrants exercised. At December 31, 2006, the Company has an aggregate 8,322,572 share purchase warrants exercisable, over the next sixteen months, between $2.00 and $6.50 per share which, if fully exercised, could realize $44,995,202. Further, a total of 4,554,450 stock options exercisable between $1.27 and $9.50 have the potential to generate a total of $22,577,363 in cash over the next five years.

The Company’s continued development is contingent upon its ability to raise sufficient financing both in the short and long term. There are no guarantees that additional sources of funding will be available to the Company; however, management is committed to pursuing all possible sources of financing, has very loyal and supportive shareholders and strongly believes its existing properties and the acquired uranium interests provide the Company with projects of merit that will serve to attract investors and enhance shareholder value.

1.7	Outstanding share data:

At the date of this report the Company has 77,713,798 issued and outstanding common shares.

1.8	Off-Balance Sheet Arrangements

At December 31, 2006, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.9	Transactions with Related Parties

In the Second Quarter, the Company paid management fees in the amount of $61,500 (2005 - $97,500) to companies controlled by directors.

1.10	Proposed Transactions

On August 15, 2006, the Company entered into a letter of intent (“LOI”) to acquire all the issued and outstanding shares of High Plains by way of share exchange at a deemed value of $1.15 per High Plains common share. This acquisition was completed subsequent to December 31, 2006.

Other than the above proposed acquisition, there are currently no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.. Upon commencement of negotiations of material transactions, the Company will be making announcements on a timely manner.

1.11	Changes in Accounting Policies including Initial Adoption

There have been no changes in the Company’s existing accounting policies.

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1.12	Financial Instruments and Other Risks

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, long-term investments, non-refundable deposit, reclamation bond and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote.

In conducting business, the principal risks and uncertainties faced by the Company centre on exploration and development, metal and mineral prices and market sentiment.

The prices of metals and minerals fluctuate wildly and are affected by many factors outside of the Company’s control. The relative prices of metals and minerals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its working capital requirements and to fund its exploration programs. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

1.13	Disclosure controls and Procedures

The Company maintains accounting and internal control systems to provide reasonable assurance that all relevant and material information relating to the Company and required to be disclosed by regulatory authorities are recorded, processed, summarized and reported. The Company has evaluated its disclosure controls and procedures and concluded that they are operating effectively as at December 31, 2006.

1.14	Subsequent Events:

Subsequent to December 31, 2006, the Company:

a)	Issued 8,750,292 common shares for acquisition of High Plains

b)	Issued 55,650 common shares for cash of $200,435 upon the exercise of outstanding stock options.

c)	Issued 1,266,792 common shares for cash of $3,668,093 upon the exercise of outstanding share purchase warrants.

d)	Granted stock options for 757,500 common shares exercisable at $9.97 to $11.01 per share.

Information Regarding Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contain certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, Government regulation of mining operations ,environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual

MANAGEMENT DISCUSSION AND ANALYSIS	14

results, performance or achievements of Energy Metals to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions or economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or incompletion of development or construction activities, risks relating to the integration of acquisitions, to international operations, and to the price of uranium. Energy Metals has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Energy Metals expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT DISCUSSION AND ANALYSIS	15